

December 17, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of North Square RCIM Tax-Advantaged Preferred and Income Securities ETF, a series of Exchange Place Advisors Trust, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com